# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HeartBeam, Inc., CIK 0001779372
CUSIP: 42238H108
Title of class of securities: Common Stock, par value $.0001 per share
Address of issuer's principal executive offices: 2118 Walsh Avenue, Suite 210, Santa Clara, California (CA), 95050
Date of event which requires filing of this statement: 04/16/2026
Filed by CIK 0000919484
Persons authorized to receive notices and communications: Strome Group, Inc., Attn: Mark E. Strome, 13535 Ventura Boulevard, Suite C-525, Sherman Oaks, California (CA), 91423, (310)850-9700

## Reporting persons
- STROME MARK E (CIK 0000919484): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 114,200; shared voting power 3,650,000; sole dispositive power 114,200; shared dispositive power 3,650,000; aggregate amount beneficially owned 3,764,200 (6.8% of the class)
- STROME GROUP, INC. (CIK 0001724136): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,650,000; sole dispositive power 0; shared dispositive power 3,650,000; aggregate amount beneficially owned 3,650,000 (6.6% of the class)
- STROME INVESTMENT MANAGEMENT LP (CIK 0000936711): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,650,000; sole dispositive power 0; shared dispositive power 3,650,000; aggregate amount beneficially owned 3,650,000 (6.6% of the class)
- Strome Mezzanine Fund II, LP (CIK 0001978360): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,650,000; sole dispositive power 0; shared dispositive power 3,650,000; aggregate amount beneficially owned 3,650,000 (6.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.0001 per share
Name of issuer: HeartBeam, Inc.
Address of issuer's principal executive offices: 2118 Walsh Avenue, Suite 210, Santa Clara, California (CA), 95050

## Item 2. Identity and Background
Name of person filing:
1. Mark E. Strome
2. Strome Group, Inc.
3. Strome Investment Management, LP (the "Manager")
4. Strome Mezzanine Fund II, LP (the "Fund").
Residence or business address:
1. Mr. Strome, Strome Group, Inc. and the Manager: 13535 Ventura Blvd., Ste C-525, Sherman Oaks, CA 91423
2. The Fund: 1688 Meridian Ave., Suite 727, Miami Beach, Florida 33139
Present principal occupation or employment:
1. Mr. Strome: President of the Strome Group, Inc.
2. Strome Group Inc.: holding company for business investment
3. Manager: general partner and investment manager of the Fund
4. Fund: to make investments
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship:
1. Mr. Strome: United States
2. Strome Group, Inc., the Manager and the Fund: Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 16, 2026, the Fund purchased 750,000 shares of common stock in connection with the issuer's underwritten public offering of 12,500,000 shares of its common stock at $0.80 per share. Titan Partners, a division of American Capital Partners, acted as the sole bookrunner for the offering, which priced on April 14, 2026, and closed on April 16, 2026. The Fund funded the purchase in the amount of $600,000 with its own funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the shares of common stock to which this Schedule 13D relates in the ordinary course of business for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mark E. Strome:
1. Aggregate number: 3,764,200
2. Aggregate percentage: 6.8%

Strome Group, Inc.:
1. Aggregate number: 3,650,000
2. Aggregate percentage: 6.6%

Manager:
1. Aggregate number: 3,650,000
2. Aggregate percentage: 6.6%

Fund:
1. Aggregate number: 3,650,000
2. Aggregate percentage: 6.6%

The aggregate percentage reported herein and on pages 2-5 hereof are based on 55,506,835 shares of common stock outstanding as of May 11, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mark E. Strome:
1. Sole voting power: 114,200
2. Shared voting power: 3,650,000
3. Sole dispositive power: 114,200
4. Shared dispositive power: 3,650,000

Strome Group, Inc.:
1. Sole voting power: 0
2. Shared voting power: 3,650,000
3. Sole dispositive power: 0
4. Shared dispositive power: 3,650,000

Manager:
1. Sole voting power: 0
2. Shared voting power: 3,650,000
3. Sole dispositive power: 0
4. Shared dispositive power: 3,650,000

Fund:
1. Sole voting power: 0
2. Shared voting power: 3,650,000
3. Sole dispositive power: 0
4. Shared dispositive power: 3,650,000
Transactions in the class effected during the past sixty days:
During the past 60 days, the Fund effected the following open market transactions with respect to shares of common stock:

(a) on July 6, sold 56,393 shares at $0.69 per share;
(b) on July 7, sold 14,007 shares at $0.65 per share, and 3,806 shares at $0.68 per share;
(c) on July 8, sold 41,830 shares at $0.61 per share, and 254 shares at $0.66 per share;
(d) on July 9, sold 37,551 shares at $0.63 per share;
(e) on July 10, sold 74,889 shares at $0.60 per share;
(f) on July 13, sold 61,838 shares at $0.58 per share;
(g) on July 14, sold 346,143 shares at $0.53 per share;
(h) on July 15, sold 60,000 shares at $0.62 per share, 60,000 shares at $0.60 per share, and 600 shares at $0.67 per share;
(i) on July 16, sold 73,381 shares at $0.63 per share;
(j) on July 17, sold 39,621 shares at $0.55 per share;
(k) on July 21, sold 17,586 shares at $0.60 per share;
(l) on July 22, sold 55,458 shares at $0.56 per share;
(m) on July 23, sold 61,423 shares at $0.53 per share;
(n) on July 24, sold 24,900 shares at $0.51 per share;
(o) on July 29, sold 1,320 shares at $0.52 per share;
(p) on July 30, sold 489 shares at $0.52 per share;
(q) on July 31, sold 10,895 shares at $0.51 per share;
(r) on August 3, sold 49,594 shares at $.050 per share;
(s) on August 4, sold 65,155 shares at $0.50 per share;
(t) on August 5, sold 53,141 shares at $0.49 per share;
(u) on August 6, sold 37,437 shares at $0.51 per share;
(v) on August 7, sold 59,100 shares at $0.52, per share;
(w) on August 10, sold 63,502 shares at $0.52 per share;
(x) on August 11, sold 18,570 shares at $0.59 per share; and
(y) on August 12, sold 51,149 shares at $0.57 per share, and 2,738 shares at $0.59 per share.

These transactions are not reflected in the aggregate number and percentage of the shares of common stock outstanding beneficially owned by each Reporting Person reported in paragraphs (a) and (b) above and on pages 2-5 hereof.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Strome Inc., the Manager and the Fund: July 21, 2026
Mr. Strome: July 23, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described elsewhere in this statement, no Reporting Person is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement dated August 13, 2026, by and among Mark E. Strome, Strome Group, Inc., Strome Investment Management, LP and Strome Mezzanine Fund II, LP.

## Signatures
- STROME MARK E: /s/ Mark E. Strome, Mark E. Strome (08/13/2026)
- STROME GROUP, INC.: /s/ Mark E. Strome, Mark E. Strome/President (08/13/2026)
- STROME INVESTMENT MANAGEMENT LP: /s/ Mark E. Strome, Strome Group, Inc./General Partner of Strome Investment Management, LP (08/13/2026)
- STROME INVESTMENT MANAGEMENT LP: /s/ Mark E. Strome, Mark E. Strome/President of Strome Group, Inc. (08/13/2026)
- Strome Mezzanine Fund II, LP: /s/ Mark E. Strome, Strome Investment Management, LP/General Partner of Strome Mezzanine Fund II, LP (08/13/2026)
- Strome Mezzanine Fund II, LP: /s/ Mark E. Strome, Strome Group, Inc./General Partner of Strome Investment Management, LP (08/13/2026)
- Strome Mezzanine Fund II, LP: /s/ Mark E. Strome, Mark E. Strome/President of Strome Group, Inc. (08/13/2026)